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                               July 5, 2022

       Serena Shie
       Chief Financial Officer
       Model Performance Mini Corp.
       Cheung Kong Center
       58th Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Model Performance
Mini Corp.
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-4
                                                            Submitted June 22,
2022
                                                            CIK No. 0001874074

       Dear Ms. Shie:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-4

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to
 Serena Shie
Model Performance Mini Corp.
July 5, 2022
Page 2
      complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameSerena Shie
                                                           Division of
Corporation Finance
Comapany NameModel Performance Mini Corp.
                                                           Office of Technology
July 5, 2022 Page 2
cc:       Jane Tam
FirstName LastName